ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

May 2, 2023	Michael G. Doherty T +1 212 497 3612 michael.doherty@ropesgray.com

VIA EDGAR

Mr. Deepak T. Pai, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Carlyle AlpInvest Private Markets Fund, et al., File No. 812-15290

Form APP WD: Request for Withdrawal of Application

Dear Mr. Pai:

I am writing on behalf of Carlyle AlpInvest Private Markets Fund, et al. (collectively, the “Applicants”) to respectfully request the withdrawal of the Applicants’ exemptive application (File No. 812-15290) (the “Application”), originally filed with the Securities and Exchange Commission on December 16, 2021, and subsequently amended and restated on July 6, 2022 and on December 1, 2022, for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act.

By this letter, the Applicants hereby respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at (212) 497-3612.

Very truly yours,

/s/ Michael G. Doherty
Michael G. Doherty, Esq.

cc:	Trace W. Rakestraw, Branch Chief

Cameron Fairall, AlpInvest Partners B.V.

Gregory C. Davis, Ropes & Gray LLP

Michelle Huynh, Ropes & Gray LLP